UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2015

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 001-35897

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Voya 401(k) Plan for VRIAC Agents

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Voya Financial, Inc.
230 Park Avenue
New York, New York 10169

Voya 401(k) Plan For VRIAC Agents
Audited Financial Statements and Supplemental Schedule

Contents

			Page
I.	The following financial statements and supplemental schedule for the Voya 401(k) Plan for VRIAC Agents are being filed herewith:

	Audited Financial Statements and Supplemental Schedule December 31, 2015 and 2014, and the years then ended:

	Report of Independent Registered Public Accounting Firm		2

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014		3
	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2015 and 2014		4
	Notes to Financial Statements		5

	Supplemental Schedule:

	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)		15

	Signature Page:		16

II.	The following exhibits are being filed herewith:
	Exhibit No.	Description
	1	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP
	99.1	Certification Pursuant to 18 U.S.C Section 1350 (Section 905 of the Sarbanes-Oxley Act of 2002)

Report of Independent Registered Public Accounting Firm

Voya Financial Pension Committee
Voya 401(k) Plan for VRIAC Agents

We have audited the accompanying statements of net assets available for benefits of Voya 401(K) Plan for VRIAC Agents as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Voya 401(k) Plan for VRIAC Agents at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Voya 401(k) Plan for VRIAC Agents’ financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Boston, MA
June 28, 2016

Voya 401(k) Plan for VRIAC Agents
Statements of Net Assets Available for Benefits
As of December 31, 2015 and 2014

	2015	2014
Assets:
Receivables:
Notes receivable from participants	$1,513,336	$1,805,356
Total receivables	1,513,336	1,805,356

Investments at fair value:
Mutual funds	31,683,928	30,902,178
Common/collective trusts	22,956,242	24,675,880
Common stock funds	5,899,541	6,572,538
Guaranteed investment contract	29,616,680	26,243,218
Self-directed brokerage account	4,526,155	5,503,524
Net assets available for benefits at fair value	94,682,546	93,897,338
Adjustment from fair value to contract value
for fully-benefit responsive investment contracts	(1,217,093)	(1,039,647)
Net assets available for benefits	$94,978,789	$94,663,047

The accompanying notes are an integral part of these financial statements.
3

Voya 401(k) Plan for VRIAC Agents
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2015 and 2014

	2015	2014
Additions:
Interest and dividends	$2,211,856	$2,225,122
Interest income on notes receivable from participants	66,732	74,294
Contributions - participants	4,967,788	4,991,038
Contributions - employer	1,282,010	1,405,447
Rollover contributions	1,944,021	334,547
Total additions	10,472,407	9,030,448
Change in fair value of investments	(1,504,824)	2,139,283
Additions, including change in fair value of investments	8,967,583	11,169,731

Deductions:
Benefits paid directly to participants	8,492,491	4,707,360
Deemed distributions	159,350	106,369
Total deductions	8,651,841	4,813,729
Net increase	315,742	6,356,002
Net assets available for benefits:
Beginning of year	94,663,047	88,307,045
End of year	$94,978,789	$94,663,047

The accompanying notes are an integral part of these financial statements.
4

Voya 401(k) Plan For VRIAC Agents
Notes to Financial Statements
December 31, 2015

1. Description of Plan

General

Effective September 1, 2014, the name of the ING 401(k) Plan for ILIAC Agents was changed to the Voya 401(k) Plan for VRIAC Agents (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan documents, including the summary plan description, for a more complete description of the Plan’s provisions, including those described herein. Any conflicts between the terms of the Plan document and this description shall be resolved by referring to the Plan document.

The Plan is a voluntary defined contribution plan available to all full-time insurance salespersons who, as defined in the Plan document, have entered into a Career Agent Agreement with ING Life Insurance and Annuity Company (“ILIAC”). Effective September 1, 2014, the name of ILIAC was changed to Voya Retirement Insurance and Annuity Company (“VRIAC”). The Plan is intended to meet the requirements of Section 401(a) of the Internal Revenue Code (“IRC”). The Plan contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

VRIAC is the Plan sponsor (“Plan Sponsor”, or the “Company”), a wholly owned subsidiary of Voya Financial, Inc. (“Voya”), which changed its name from ING U.S., Inc. on April 7, 2014. Voya is traded on the New York Stock Exchange under the symbol “VOYA.” Prior to May 2013, Voya was an indirect, wholly-owned subsidiary of ING Groep N.V. (“ING Group”, “ING”, or “Groep”), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange. As of December 31, 2014, ING Group’s ownership of Voya was reduced to approximately 19%, and as of March 9, 2015, ING Group had no ownership in Voya. The Voya Financial Pension Committee is the Plan administrator (“Plan Administrator”). Voya Institutional Trust Company, a wholly owned subsidiary of Voya, is the trustee (“Trustee”) of the Plan.

Investment Options

As of December 31, 2015, the Plan’s assets were invested in the following investment vehicles:

Causeway International Value Fund - Class I
Equity Index Non-Lendable Fund M
ING Group Company Stock Fund
Metropolitan West Total Return Bond Fund - Class I
Northern Trust Collective EAFE Index Fund - DC - Non Lending-Tier One
Nuveen NWQ Small/Mid-Cap Value Fund - Class R
Robeco Boston Partners Large Cap Value Equity Fund
SSgA Russell Small/Mid Cap Index NL Index Series - Class C
T. Rowe Price Institutional Large-Cap Growth Fund
TD Ameritrade SDBA
Vanguard International Growth Fund
Vanguard ® Total Bond Market Index Fund - Signal Shares
Voya Company Stock Fund
Voya Fixed Account
Voya Real Estate Fund - Class I
Voya Small Cap Opportunities Portfolio - Class I
Voya Target Index Solution Trust 2020
Voya Target Index Solution Trust 2025
Voya Target Index Solution Trust 2030
Voya Target Index Solution Trust 2035
Voya Target Index Solution Trust 2040

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2015

1. Description of Plan (continued)

Voya Target Index Solution Trust 2045
Voya Target Index Solution Trust 2050
Voya Target Index Solution Trust 2055
Voya Target Index Solution Trust 2060
Voya Target Index Solution Trust Income Fund

The Plan offers a self-directed brokerage account option (“SDBA”). The SDBA is designed for investors who want to actively manage a greater choice of investments and are willing to pay additional fees and accept full responsibility for researching, selecting, monitoring and managing their investments.

Concentrations of Risk

As of December 31, 2015 and 2014, the Plan’s assets were significantly concentrated in Voya affiliated investments such as Voya mutual funds, Voya collective investment trusts, and Voya shares, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All full-time insurance salespersons meeting the qualifying requirements, as specified in the Plan documents, are automatically enrolled in the Plan. Generally, Plan participation is limited to Career Agents, as defined in the Plan documents.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and VRIAC’s contribution. VRIAC contributions are based on participant deferrals. Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable. Participant accounts may be reduced by any administrative fees or expenses charged against the account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future VRIAC contributions and to restore participant accounts previously forfeited, as specified in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in VRIAC matching contributions over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year. Participants are immediately fully vested when any of the following occur: (1) reaching age 65 while actively employed, (2) dying while actively employed (3) obtaining eligibility for benefits under VRIAC’s managed long term disability plan while actively employed, or (4) termination or partial termination of the Plan to the extent such termination applies to a participant.

A participant who is actively employed by the Company on the effective date of a sale of a direct or indirect controlling interest in the Company shall be 100% vested in and shall be entitled to a benefit equal to the value of the participant's account.

Participant Contributions

Participants may contribute up to 50% of their pre-tax eligible earnings for the Plan year. Participants may also contribute eligible amounts representing distributions from other qualified plans in a tax-free rollover (“rollover”) and participants who have attained age 50 in a plan year may elect to make catch-up contributions for such plan year in addition to their participant contribution. Participant contributions, other than rollovers, are subject to limitations imposed by the IRC and the Plan.

The Plan offers a Roth feature. The Roth feature allows participants to make after-tax contributions to a Roth Account. These after-tax contributions are subject to the IRC pre- tax employee contribution limits. The Roth contributions plus earnings grow tax free and qualified Roth distributions are not subject to federal income taxes.

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2015

1. Description of Plan (continued)

Employer Contributions

VRIAC matches participants’ pre-tax and Roth contributions at 50% of each participant’s contributions up to the first 6% of total eligible earnings. VRIAC does not contribute matching contributions on catch-up contributions. The IRC limits can affect certain highly paid participants’ eligibility to receive matching contributions. VRIAC matching contributions are made in cash, and are allocated in accordance with each participant’s investment elections.

Forfeitures

The non-vested portion of a participant's account is forfeited when certain terminations described in the Plan document occur. Forfeitures remain in the Plan and are used to reduce the Company's contributions to the Plan. The amount of the forfeited nonvested participant accounts as of December 31, 2015 and 2014 is $74,756 and $121,243, respectively.

As permitted by the Plan documents, the amount of forfeitures allocated in lieu of employer contributions for the years ended December 31, 2015 and 2014 was $73,852 and $0, respectively.

Dividends

Dividends paid are automatically reinvested.

Participant Loans

Subject to the provisions of the Plan, a participant may borrow against his/her account balances provided that the amount requested is at least$1,000 but not more than the lesser of 50% of the vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, the current prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through commission check deductions.

Deemed Distribution

The Plan treats participant loans that are in default due to a missed payment and outstanding loan balances when a terminated participant takes a distribution as deemed distributions. A loan to an active participant is considered in default on the last business day of the calendar quarter following the calendar quarter in which the loan repayment was due. In accordance with Internal Revenue Service ("IRS") regulations, a participant who repays a loan after a deemed distribution will receive tax basis credits for repayment of a loan pursuant to IRS rules.

Benefits Paid

Upon termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive either a lump-sum distribution or periodic payments of participant’s account balance. A participant may elect to receive benefits in cash, Groep ADRs (defined as American Depository Shares) or Voya shares to the extent the participant's account is invested in the ING Group Company Stock Fund or the Voya Company Stock Fund. Additionally, upon termination of their contract, a participant may elect to receive a lump sum distribution of their vested account balance. In-service withdrawals are permitted for active participants who have attained age 59½ of their vested account balance. As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC. Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.

Administrative Expenses

To the extent the Company is required by law or elects to pay such expenses, the Plan Sponsor shall be responsible for paying such Plan expenses. All expenses of the Plan shall, to the extent permitted by law, be paid by the Plan Trust Fund, unless the Company elects to pay such expenses.

Plan Termination

Although it has not expressed any intent to do so, VRIAC has retained the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become 100% vested in their Plan accounts.

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2015

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

As required by Accounting Standard Codification “FASB Accounting Standards Codification” (the “Codification” or “ASC”) Topic 946, “Financial Services - Investment Companies” and ASC Topic 962, “Plan Accounting - Defined Contribution Pension Plans,” investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. ASC Topic 962 requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep ADRs, Voya shares, guaranteed investment contracts (“GICs”), common collective trusts, SDBA and mutual funds. Mutual funds are stated at fair value, which is the quoted market price in an active market of the shares owned on the last day of the Plan year. Investments in Groep ADRs and Voya shares are based on the daily Net Asset Value (“NAV”) per unit of the stock funds which is determined using quoted market prices of the underlying investments. Units of the common collective trusts are valued at the NAV redemption value as determined by the trustee.

As discussed above, the Plan accounts for fully benefit responsive investment contracts in accordance with ASC Topic 946 and 962A. contract value of the Voya Fixed Account is equal to participant deposits minus participant withdrawals plus credited interest. Interest credited is net of expenses. Contract value may be subject to market value adjustments in connection with contract holder directed withdrawals or under limited circumstances for certain in-service participant withdrawals. The fair value of the Voya Fixed Account which consists of an underlying GIC owned by the Plan is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Future Adoption of Accounting Pronouncements

Investments That Calculate Net Asset Value
In May 2015, the FASB issued ASU 2015-07, "Fair Value Measurement (ASC Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2015-07"), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. In addition, the standard limits certain disclosures to investments for which the entity has elected to measure the fair value using the practical expedient, rather than for all investments that are eligible to be measured at fair value using the net asset value per share.

The provisions of ASU 2015-07 are effective, retrospectively, for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption permitted. The Company does not expect ASU 2015-07 to have a significant impact on the Plan’s financial statements.

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2015

2. Summary of Significant Accounting Policies (continued)

Simplified Financial Reporting For Employee Benefit Plans
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted.

The provisions of ASU 2015-12 will be adopted, by the Plan on January 1, 2016. The adoption will not have a effect on the Plan’s financial position, as the pronouncement only pertains to disclosure changes.

3. Income Tax Status

The Plan received a determination letter from the IRS dated August 28, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator will take the necessary steps, if any, to maintain the Plan’s operations in compliance with the IRC.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012. Notwithstanding the foregoing, the IRS may nonetheless audit the Plan to ensure it has been operated in accordance with the Plan document and applicable laws.

4. Investments

The following individual investments represented 5% or more of the Plan's total net assets as of December 31:

	2015	2014
Equity Index Non-Lendable Fund M	$6,205,840	$6,259,686
ING Group Company Stock Fund	*	5,204,446
Robeco Boston Partners Large Cap Value Equity Fund	4,806,220	5,429,606
SSgA Russell Small/Mid Cap Index NL Index Series - Class C	7,896,100	8,302,487
T. Rowe Price Institutional Large-Cap Growth Fund	9,769,574	7,858,941
TD Ameritrade SDBA	*	5,503,524
Voya Fixed Account (at contract value)**	28,399,587	25,203,571
Voya Real Estate Fund - Class I	4,938,781	5,575,518
* Investment was not greater than 5% of the Plan's total net assets.
**The Fair Value of the Plan's investment in Voya Fixed Account was $29,616,680 and $26,243,218 as of December 31, 2015 and 2014, respectively.

The net appreciation (depreciation) in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, was as follows for the years ended December 31:

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2015

4. Investments (continued)

	2015	2014
Mutual funds	$(698,231)	$227,592
Common/collective trusts	(459,690)	1,964,764
Common stock funds	186,921	(256,302)
Self-directed brokerage account:
U.S. equities	(489,417)	160,643
Mutual funds	(44,404)	42,584
Cash and cash equivalents	(3)	2
Net appreciation (depreciation) in fair value	$(1,504,824)	$2,139,283

5. Investment in Insurance Contract

As of December 31, 2015, the Plan maintained one GIC related investment option, the Voya Fixed Account issued by VRIAC (a-party-in-interest). The contract underlying this investment option is considered to be fully benefit responsive in accordance with ASC Topic 962. As of December 31, 2015 and 2014, the contract value of the investment in the Voya Fixed Account was $28,399,587 and $25,203,571, respectively.

The average yield based on actual interest credited to participants for the contract for the years ended December 31, 2015 and 2014, was 3.00%. The crediting interest rates to participants for the contract as of December 31, 2015 and 2014 was 3.00%. The guaranteed minimum crediting interest rates for the contract for the years ended December 31, 2015 and 2014 was 3.00%. VRIAC makes this guarantee, and although VRIAC may credit a higher interest rate, the credited rate will not fall below the lifetime guaranteed minimum of 3.00%.

VRIAC’s determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contract holder.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event which would limit the Plan’s ability to transact at contract value with participants is probable.

VRIAC has the option to payout 100% of the current value of the contract after completion of five contract years.

6. Financial Instruments

Fair Value Measurements

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to inputs that are unobservable in the market place (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2015

6. Financial Instruments (continued)

Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:

•
Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Plan defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 - Quoted prices in markets that are not active or values based on inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a.	Quoted prices for similar assets or liabilities in active markets;

b.	Quoted prices for identical or similar assets or liabilities in non-active markets;

c.	Inputs other than quoted market prices that are observable; and

d.	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

•
Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

The following tables present the Plan’s hierarchy for its assets measured at fair value:

	Assets at Fair Value as of		December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Mutual Funds:
U.S. equities	$20,246,707	$—	$—	$20,246,707
International equities	7,354,748	—	—	7,354,748
Short-term investment fund (1)	4,082,473	—	—	4,082,473
Common/collective trusts (2):
U.S. equities	—	18,213,108	—	18,213,108
International equities	—	1,298,729	—	1,298,729
Lifecycle funds (3)	—	3,204,022	—	3,204,022
Short-term investment fund	—	240,383	—	240,383
Common stock funds (4)	—	5,899,541	—	5,899,541
Guaranteed investment contract	—	29,616,680	—	29,616,680
Self-directed brokerage account:
U.S. equities	2,878,702	—	—	2,878,702
Mutual funds	1,253,543	—	—	1,253,543
Cash and cash equivalents	393,222	—	—	393,222
Corporate bonds	688	—	—	688
Total	$36,210,083	$58,472,463	$—	$94,682,546

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2015

6. Financial Instruments (continued)

	Assets at Fair Value as of		December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Mutual Funds:
U.S. equities	$19,132,720	$—	$—	$19,132,720
International equities	7,291,408	—	—	7,291,408
Short-term investment fund (1)	4,478,050	—	—	4,478,050
Common/collective trusts (2):
U.S. equities	—	19,315,278	—	19,315,278
International equities	—	1,156,144	—	1,156,144
Lifecycle funds (3)	—	3,941,150	—	3,941,150
Short-term investment fund	—	263,308	—	263,308
Common stock funds (4)	—	6,572,538	—	6,572,538
Guaranteed investment contract	—	26,243,218	—	26,243,218
Self-directed brokerage account:
U.S. equities	3,232,421	—	—	3,232,421
Mutual funds	1,611,153	—	—	1,611,153
Cash and cash equivalents	659,950	—	—	659,950
Total	$36,405,702	$57,491,636	$—	$93,897,338

(1) This category is designed to protect capital with low risk investments in bonds and various short-term debt instruments. There are currently no restrictions on these investments. The fair values of the investments in this class have been determined based upon quoted market prices.

(2) This category includes common/collective trust funds that are designed to provide growth in capital by replicating benchmark indices and includes primarily equity investments. There are currently no redemption restrictions on these investments. The fair values of the investments in this class have been estimated based upon the net asset value per share.

(3) This category includes investment in funds that seek long term capital appreciation and growth. The life cycle funds that are within this category are invested in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. There are currently no redemption restrictions on these investments. The fair values of the investments in this class have been estimated based upon the net asset value per share.

4) This category includes investments in Groep ADRs and Voya shares. There are currently no redemption restrictions on this investment; however there may be times that the Voya shares are subject to blackout periods. Participants will generally receive advance notice of a blackout period and its anticipated end date. The fair values of the investments in this class have been estimated based upon the net asset value per share.

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets are measured at estimated fair value on the Plan’s Statement of Net Assets Available for Benefits. The Plan defines fair value as the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant’s perspective. The Plan considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii)
the cost approach. The Plan determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Plan prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Plan utilizes a number of valuation methodologies to determine the fair values of its financial assets in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Plan reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Plan, including in-depth validation procedures confirming the observability of inputs.

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2015

6. Financial Instruments (continued)

The following valuation methods and assumptions were used by the Plan in estimating the reported values for the investments described below:

Mutual funds : Mutual funds are reported at NAV as calculated by the mutual fund based upon the value of the securities held by the mutual fund and are included in Level 1. This financial instrument includes U.S. equities, International equities, and Short-term investment funds.

Common/Collective Trust : Common/collective trusts are reported at NAV or alternative fair value methods by the Trustee when NAV is not available. These shares are included in Level 2.

Common Stock Funds : Groep ADRs and Voya shares are reported based upon a quoted market price and observable inputs. These shares are included in Level 2.

Guaranteed Investment contract : The GIC is reported based upon observable inputs, including the Plan’s assumptions as to what market participants would use in pricing such instruments. The GIC is included in Level 2.

Self Directed Brokerage Account : The securities held within the SDBA are standard assets such as mutual funds, equities, cash and cash equivalent and fixed income assets. These holdings are reported at quoted market price. These assets are included in Level 1.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2015 and 2014. The Plan’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

7. Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds, Voya shares, Voya collective investment trusts and a GIC that are managed by affiliated companies of the Plan Sponsor. These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan. As of December 31, 2015 and 2014, funds of $41,900,745 and $44,954,741, respectively, were held in such investments and are considered party-in-interest transactions.

8. Subsequent Events

The Plan has evaluated subsequent events for recognition and disclosure through the date of issuance of the financial statements.

Supplemental Schedule

Voya 401(k) Plan For VRIAC Agents
EIN-71-0294708 Plan-005
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
As of December 31, 2015

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
	Causeway International Value Fund - Class I	Mutual Fund Shares	$2,713,630
	Equity Index Non-Lendable Fund M	Common/Collective Trusts	6,205,840
	ING Group Company Stock Fund	Stock Fund Shares	4,443,383
	Metropolitan West Total Return Bond Fund I	Mutual Fund Shares	3,295,800
	Northern Trust Collective EAFE Index Fund - DC - Non LendVoya - Tier One	Common/Collective Trusts	844,060
	Notes Receivable from participants	**	1,513,336
	Nuveen NWQ Small/Mid-Cap Value Fund - Class R	Mutual Fund Shares	1,636,155
	Robeco Boston Partners Large Cap Value Equity Fund	Common/Collective Trusts	4,806,220
	SSgA Russell Small/Mid Cap Index NL Index Series - Class C	Common/Collective Trusts	7,896,100
	T. Rowe Price Institutional Large-Cap Growth Fund	Mutual Fund Shares	9,769,574
	TD Ameritrade SDBA	Self Directed Brokerage Account	4,526,155
	Vanguard International Growth Fund	Mutual Fund Shares	4,641,118
	Vanguard® Total Bond Market Index Fund - Signal Shares	Mutual Fund Shares	786,673
*	Voya Company Stock Fund	Stock Fund Shares	1,456,158
*	Voya Fixed Account	Guaranteed Investment Contract	28,399,587	***
*	Voya Real Estate Fund - Class I	Mutual Fund Shares	4,938,781
*	Voya Small Cap Opportunities Portfolio - Class I	Mutual Fund Shares	3,902,197
*	Voya Target Index Solution Trust 2020	Common/Collective Trusts	29,016
*	Voya Target Index Solution Trust 2025	Common/Collective Trusts	536,047
*	Voya Target Index Solution Trust 2030	Common/Collective Trusts	41,588
*	Voya Target Index Solution Trust 2035	Common/Collective Trusts	1,098,746
*	Voya Target Index Solution Trust 2040	Common/Collective Trusts	50,277
*	Voya Target Index Solution Trust 2045	Common/Collective Trusts	684,616
*	Voya Target Index Solution Trust 2050	Common/Collective Trusts	48,631
*	Voya Target Index Solution Trust 2055	Common/Collective Trusts	68,867
*	Voya Target Index Solution Trust 2060	Common/Collective Trusts	214
*	Voya Target Index Solution Trust Income Fund	Common/Collective Trusts	646,020
			$94,978,789
Note: Column (d) cost information is omitted for all participant directed investments

* Indicates a party-in-interest to the Plan
** Each loan will bear an interest rate as prescribed by the Plan's applicable provisions when the loan is issued, currently the prime interest rate plus 1%. The current interest rate on participant loans is 4.25% as of December 31, 2015. Loan repayment periods are for a maximum of five years. Current maturity dates on Participant Loans range from January 2016 to October 2020 as of December 31, 2015.
*** Stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Voya 401(k) Plan for VRIAC Agents

By: Voya Financial Pension Committee

June 28, 2016	By: /s/	Steven T. Pierson
Dated	Name:	Steven T. Pierson
	Title:	Chairman, Voya Financial Pension Committee